Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Amcor Limited

Subject Company: Bemis Company, Inc.

Commission File Number: 001-5277

NewsRelease AMCOR ANNOUNCES RESULT FOR THE YEAR ENDED 30 JUNE 2018 Statutory profit for the year ended 30 June 2018 was USD 724.0 million, up 21.3% Highlights – underlying earnings unless otherwise indicated(1)(2) •Profit after tax (PAT) of USD 724.0 million in line with last year on a constant currency basis; •Earnings per share (EPS) of 62.6 US cents in line with last year on a constant currency basis; •Strong profit before interest and tax (PBIT) margin of 11.6%; •Strong returns, measured as profit before interest and tax to average funds employed of 19.0%; •Free cash flow, after net capital expenditure and cash restructuring of USD 194.1 million(3); •Full year dividend per share increased 4.7% to 45.0 US cents; and •Amcor and Bemis combination to drive substantial value creation for shareholders. Encouraging signs heading into the 2019 financial year Amcor’s CEO Mr Ron Delia said: “We are encouraged by early indications that the short-term challenges our industry has experienced have started to stabilise as we head into the 2019 financial year. Volumes in the North American beverage segment have modestly improved, earnings headwinds in some regions have started to slow as higher raw material costs are passed through and emerging markets organic growth improved in the second half to 4%. “Earnings for the 2018 financial year were in line with the prior period in constant currency terms. The business continued to implement pricing actions to recover higher input costs in the Flexible Packaging segment and to adapt the cost base to reflect lower volumes in some parts of the business. We continued to make good progress against investments in the Alusa and Sonoco acquisitions and the restructuring initiatives in the Flexibles segment. Amcor continued to generate strong margins and cash flow which, along with confidence in the earnings growth capacity of the business, enabled the Board to increase the full year dividend by 5% to 45.0 US cents per share. “During the year, Amcor also made strong progress against the strategic priorities that will drive earnings growth going forward. Long-term supply agreements were completed with several multinational customers, reinforcing the value of our global footprint and value proposition, and commissioning of new plants commenced in India and Mexico. In January, Amcor became the first global packag ing company pledging to develop all our packaging to be recyclable or reusable by 2025. To support this pledge, we established a Sustainability Centre of Excellence in Europe to advance the related research and development across our global flexible packaging business. “Earlier this month, we announced an agreement to acquire Bemis Company Inc in an all-stock combination at a fixed exchange ratio. Through this transaction, Amcor will enhance its access to attractive products and segments with robust long-term growth fundamentals including high barrier films and meat and protein packaging. By combining the complementary commercial, operational and innovation capabilities that Amcor and Bemis each bring, there is an exceptional opportunity to deliver an industry leading value proposition to our customers, employees and the environment. For investors, the transaction creates substantial value through higher earnings per share, strong returns, increased cash flow and the greater liquidity expected from the additional listing on the NYSE. We look forward to welcoming our new Bemis colleagues and customers into Amcor during the 2019 financial year. “Looking ahead, we expect constant currency earnings growth in the 2019 financial year and the long-term growth potential of Amcor remains substantial.” Key financials and ratios(1)(2) Cash from operating activities 1,027.4937.1 (1) to (5) refer to pages 10 and 11 for relevant footnotes and definitions of various measures used within this news release. Amcor has released to the Australian Securities Exchange a presentation on its financial results for the year ended 30 June 2018. This is available at www.amcor.com NOTE: Throughout this document all outlook and guidance comments relate to Amcor on a stand-alone basis and therefore exclude any impact from the Bemis transaction announced on 6 August 2018. Subject to closing conditions, the transaction is targeted to close in the first quarter of calendar year 2019. 21 August 2018

Financial result

Consolidated income

(USD million)	2017	2018
Sales revenue	**9,101.0**	**9,319.1**
PBITDA	1,447.0	1,441.8
- Depreciation and amortisation	(358.8)	(356.3)
PBIT	1,088.2	1,085.5
- Net finance costs	(187.0)	(204.8)
Profit before tax	**901.2**	**880.7**
- Income tax expense	(183.0)	(145.3)
- Non-controlling interest	(17.0)	(11.4)
Profit after tax	**701.2**	**724.0**

Consolidated balance sheet

(USD million)	30/06/17	30/06/18
Current assets	3,286.5	3,285.8
Property, plant and equipment	2,765.3	2,698.3
Intangible assets	2,409.3	2,387.8
Investments and other assets	622.2	674.8
Total assets	**9,083.3**	**9,046.7**
Current interest-bearing liabilities	1,124.6	1,822.0
Non-current interest-bearing liabilities	3,486.4	2,671.0
Payables, provisions and other liabilities[i]	3,602.6	3,463.2
Total equity[i]	869.7	1,090.5
Total liabilities and equity	**9,083.3**	**9,046.7**

Consolidated operating cash flow

(USD million)	2017	2018
PBITDA	1,447.0	1,441.8
Net interest paid	(176.7)	(196.9)
Income tax paid	(160.2)	(149.7)
Capital expenditure	(379.2)	(372.1)
Movement in working capital	159.0	17.6
Flexibles segment restructuring[ii]	(98.1)	(60.8)
Other	(57.4)	41.0
Operating cash flow	**734.4**	**720.9**
Dividends and other equity distributions	(489.1)	(526.8)
Free cash flow	**245.3**	**194.1**
Acquisitions	(336.2)	(13.2)
Other movements in share capital	(60.0)	(46.6)
Foreign exchange rate changes, hedges and other	(19.5)	(10.4)
Cash increase / (decrease) in net debt[iii]	**(170.4)**	**123.9**

i. Refer page 10 footnote 6 for further information.
ii. Refer page 4 for further information.
iii. Refer note (c) "movement in net debt" on page 11 for further information.

Exchange rate impact

For the year ended 30 June 2018, the favourable impact on profit after tax of translating non-US dollar earnings into US dollars for reporting purposes was approximately USD 24 million. Of this amount, approximately USD 23 million reflects a 9% depreciation of the average exchange rate for the US dollar against the Euro, from 0.9180 in the prior year to 0.8383 in the current year. The remaining USD 1 million reflects a <1% depreciation in the weighted average exchange rate for the US dollar against all other currencies.

Net debt and net finance costs

Net debt was USD 3,872.2 million at 30 June 2018, USD 481.1 million lower than 31 December 2017. Leverage, measured as net debt over LTM PBITDA, was 2.7 times at 30 June 2018.

Net financing costs of USD 204.8 million were higher than the prior period, mainly reflecting the depreciation of the US dollar against currencies in which borrowings have been drawn and higher floating rates in the USA.

Income tax and implications of US tax reform

On 22 December 2017, the USA passed the Tax Cuts and Jobs Act which contains significant tax reform measures. As at 31 December 2017, Amcor recognised and disclosed provisional estimates related to the application of these tax reform measures. In the second half of the 2018 financial year, further analysis and actions have been taken which has resulted in a more favourable outcome compared with previous estimates.

Income tax expense for the current year of USD 145.3 million includes a non-cash net benefit of approximately USD 9 million (compared with provisional benefit of USD 5 million at 31 December 2017), reflecting the one-off revaluation of the Group's USA net deferred tax liability, largely offset by a one-off transition tax on unrepatriated foreign earnings.

Excluding this one-off revaluation adjustment, the effective tax rate for the 2018 financial year was 17.5%. This is lower than in previous periods, reflecting an ongoing net benefit from the lower USA federal corporate tax rate and a widening of the tax base. Looking ahead to the 2019 financial year the effective tax rate is expected to be between 17% and 18%.

Dividend

The Directors declared an unfranked final dividend for 2018 of 24.0 US cents per share, 0.5 US cents or 2% higher than the final dividend last year. This brings the dividend for the 2018 financial year to 45.0 US cents per share, 2.0 US cents or 5% higher than 2017.

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The final dividend will be paid in Australian dollars and will be 32.65 cents, 9.4% higher than the final dividend paid last year. This reflects the final dividend declared in US dollars converted at an exchange rate of 0.7350. This rate is the average exchange rate over the five days ending 14 August 2018.

100% of the dividend is sourced from the Conduit Foreign Income Account. The ex-dividend date will be 7 September 2018, the record date will be 10 September 2018 and the payment date will be 16 October 2018.

Outlook commentary for 2018/19 financial year

All outlook and guidance comments relate to Amcor on a stand-alone basis and therefore exclude any impact from the Bemis transaction announced on 6 August 2018. Subject to closing conditions the transaction is targeted to close in the first quarter of calendar year 2019.

Outlook comments for the Flexibles and Rigid Plastics segments are included on pages 6 and 8 respectively. Guidance for corporate costs is included on page 9.

In addition, for the 2018/19 financial year:

- net interest costs are expected to be between USD 200 million and USD 210 million, in constant currency terms. Interest costs are expected to be lower in the second half of the 2019 financial year compared with the December 2018 half year, following the maturity of high cost fixed rate debt in the USA and Europe. Cash interest paid is expected to be in line with the profit and loss charge;
- the effective tax rate is expected to be between 17% and 18%. Cash tax payments are expected to be between 85% and 95% of the profit and loss charge; and
- free cash flow, which is after deducting capital expenditure and dividend payments, is expected to be between USD 200 million to USD 300 million.

Conference call

Amcor is hosting a conference call with investors and analysts to discuss these results today, 21 August 2018 at 11:30 am AEST. Investors are invited to listen to a live audiocast of the conference call at our website, www.amcor.com, in the "Investors" section. A replay of the audiocast will also be available on our website within 24 hours.

Segment information(i)

	2017			2018		
(USD million)	**Sales revenue**	**PBIT**	**Return on funds employed %**	**Sales revenue**	**PBIT**	**Return on funds employed %**
Flexibles	6,226.5	804.7	24.4	6,534.6	835.1	24.1
Rigid Plastics	2,876.7	342.7	20.5(iii)	2,787.5	312.0	17.0
Investments / Other / Intersegment	(2.2)	(59.2)	-	(3.0)	(61.6)	-
TOTAL	**9,101.0**	**1,088.2**	**20.4**	**9,319.1**	**1,085.5**	**19.0**

Cash flow 2018 (USD million)	**Flexibles**	**Rigid Plastics**	**Investments / Other**	**Consolidated**
PBITDA	1,062.5	434.6	(55.3)	1,441.8
Capital expenditure	(224.2)	(138.9)	(9.0)	(372.1)
Movements in working capital	12.2	(8.2)	13.6	17.6
Flexibles segment restructuring(ii)	(58.3)	-	(2.5)	(60.8)
Other	60.7	44.2	(63.9)	41.0
Interest	-	-	(196.9)	(196.9)
Tax	-	-	(149.7)	(149.7)
Operating cash flow	**852.9**	**331.7**	**(463.7)**	**720.9**

i. 2017 refers to underlying result. See page 10 for more detail.
ii. Cash spend related to restructuring initiatives within the Flexibles reporting segment. Refer page 4 for further information.
iii. Refer page 10 footnote 6 for more information.

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Flexibles

Earnings	EUR million 2017	EUR million 2018	Δ%	USD million 2017	USD million 2018	Δ%	Constant Currency Δ%
Sales revenue	5,716	5,478	(4.2)	6,227	6,535	4.9	(0.1)
PBIT[i]	**738.8**	**700.0**	**(5.3)**	**804.7**	**835.1**	**3.8**	**(1.5)**
PBIT margin (%)	12.9	12.8	(0.1)	12.9	12.8	(0.1)	
Average funds employed	3,029	2,913		3,300	3,475		
Return on funds employed (%)	24.4	24.1		**24.4**	**24.1**		

Cash flow	EUR million 2017	EUR million 2018	USD million 2017	USD million 2018
PBITDA	940.6	890.7	1024.6	1,062.5
Capital expenditure	(201.4)	(188.0)	(219.4)	(224.2)
Movement in working capital	95.1	10.2	103.6	12.2
Flexibles segment restructuring	(87.3)	(48.9)	(95.1)	(58.3)
Other	45.4	50.8	49.5	60.7
Operating cash flow	**792.4**	**714.9**	**863.2**	**852.9**
USD: EUR average exchange rate	0.92	0.84		

i. 2017 represents underlying PBIT. This is defined and reconciled on page 10.

The Flexibles segment delivered PBIT of USD 835.1 million, modestly lower than the prior period in constant currency terms. This reflects benefits from restructuring initiatives and organic growth, offset by an adverse impact from the normal time lag in recovering higher raw material costs, lower volumes in parts of South America and a disappointing first half in certain markets in Asia Pacific.

Flexibles segment restructuring – previously announced on 9 June 2016

Execution and progress under individual plant closures and restructuring plans has been exceptional and, during the June 2018 half year, the business reached full run rate for PBIT benefits of approximately USD 60 million - the top end of the previously announced and upgraded range. At full run rate, this represents an outstanding cash return on investment of more than 35%.

PBIT in the 2017/18 financial year includes a total incremental benefit of approximately USD 36 million in relation to these restructuring initiatives.

Raw materials

As previously noted, the flexible packaging industry has experienced substantial raw material cost inflation across a range of inputs including resin, aluminium and liquids. These cost increases are recovered over time through higher selling prices, and throughout the 2017/18 financial year, multiple price increases were implemented across the business.

However, there is a normal time lag between the impact of raw material cost increases and related pricing actions, and this time lag had an adverse impact on both organic and acquisition growth during the year. The net adverse impact on PBIT in the 2017/18 financial year, was approximately USD 35 million in the legacy business, with an additional adverse impact across all recently acquired businesses of approximately USD 8 million.

The business continues to implement systematic pricing adjustments to reflect higher input costs for certain raw materials.

Flexibles Europe, Middle East and Africa

The Flexibles Europe, Middle East and Africa business sells into the defensive food and healthcare end market segments. The key segments served, making up approximately 95% of sales, are pharmaceutical, snacks and confectionery, cheese and yoghurt, fresh produce, beverage and pet food.

The business continues to perform well and had a solid year of earnings growth. In constant currency terms sales were higher than last year (excluding favourable price increases related to the pass through of higher raw material costs) with momentum building in the second half. Cost and operating performance in the business was outstanding and earnings also improved through incremental benefits delivered under the Flexibles restructuring program. These benefits were partly offset by the adverse impact of the time lag from passing through higher raw material costs.

Volumes increased across a broad range of segments including home and personal care, healthcare, pet food, cheese, ambient ready meals, confectionary and snacks. The business experienced weaker volumes in the powdered beverage and yoghurt segments.

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Flexibles Americas The Flexibles Americas business sells into the defensive food and healthcare segments. In the legacy business, earnings for the year were higher than the prior period, reflecting organic sales growth along with strong cost performance. This was partly offset by the adverse impact of higher raw material costs. The business also incurred one-off costs associated with cost saving initiatives in the second half of the year. Volumes increased across all segments, with particularly strong growth in the pharmaceutical segment. In South America, including the recently acquired Alusa business, volumes were lower and there was an adverse impact related to the time lag in recovering higher raw material costs. This more than offset synergy benefits and growth with large multinational customers. Overall earnings for the Flexibles Americas business were lower than last year. Flexibles Asia Pacific The Flexibles Asia Pacific business has 34 plants in eight countries throughout the region and sells into the defensive food and healthcare segments. The business offers a differentiated customer value proposition through its broad network of plants and its ability to leverage the strong innovation capabilities of a global flexible packaging business. Across the Asia Pacific region, the business has strong positions and generates attractive margins and returns. Earnings were lower than the same period last year in constant currency terms, reflecting the time lag in passing on higher raw material costs and disappointing cost performance in certain plants in the first half. Sales volumes were higher across Asia, although at rates below the long-term trend. Market conditions in Australia and New Zealand remained subdued and operating costs were higher. Relative to the first half of the 2018 financial year, underlying earnings improved in the June 2018 half year as the business continues to implement pricing actions to recover higher raw material costs and benefits from actions taken and one-off costs incurred in the second half of the 2018 financial year to improve cost performance going forward. As previously announced, in the 2017 financial year an agreement was reached with a large multinational customer to build a dedicated greenfield plant in the high-growth Indian market. This is an exciting development and provides an excellent opportunity to improve Amcor’s product offering, strengthen the partnership with a key global customer and the investment is underpinned by a long-term contract. Construction commenced in the 2017 financial year and commissioning is ongoing. Specialty Cartons The Specialty Cartons business is very well positioned to support customers with high-value folding cartons as they focus on the premiumisation and differentiation of their brands. By offering exceptional service from a global manufacturing footprint and world class innovation capabilities, the business is able to continue adding value by securing new volumes across a range of end markets and regions, and improving product mix. Overall earnings were in line with the same period last year. Volumes in Western Europe improved compared to the prior period. In Russia, tobacco packaging volumes were considerably weaker than the prior period as industry volumes were unfavourably impacted by an increase in the prevalence of illicit trade as well as significant customer destocking primarily in the first half of the year. In Asia, conditions were challenging during the year with weak market and customer performance resulting in lower volumes. The business took advantage of an opportunity to adjust the manufacturing footprint in the Asia Pacific region following the relocation of a key customer facility. As a result, the plant in Malaysia was closed during the second half of the year. Volumes will be retained and are being on-boarded in the plants in the Philippines and Indonesia. The business in the Americas performed well, continuing to support customers in multiple market segments. Operating cost performance was strong across the business, incremental benefits from the Flexibles restructuring program were delivered and across the year, pricing actions were implemented in certain markets to align with lower volume and higher costs for key inputs including inks.

Outlook In constant currency terms, the Flexibles segment is expected to deliver solid PBIT growth in the 2018/19 financial year, compared with PBIT of USD 835.1 million achieved in the 2017/18 year. This takes into account: • modest organic growth, which assumes no earnings impact related to movements in raw material costs; •net benefit from prior period acquisitions of approximately USD 10 million after deducting costs to achieve to be incurred in the first half; and •incremental and final restructuring benefits related to initiatives previously announced on 9 June 2016, of approximately USD 10 million. Earnings in the first half of the 2018/19 financial year are expected to be modestly higher than the prior year, subject to raw material cost development through the remainder of the first half. Note: Outlook comments relate to Amcor on a stand-alone basis and therefore exclude any impact from the Bemis transaction announced on 6 August 2018. Subject to closing conditions the transaction is targeted to close in the first quarter of calendar year 2019.

Rigid Plastics

Earnings	USD million 2017	2018	Δ%	Constant Currency Δ%
Sales revenue	2,877	2,788	(3.1)	(1.8)
PBIT	**342.7**	**312.0**	**(8.9)**	**(7.2)**
PBIT margin (%)	11.9	11.2	(0.7)	
Average funds employed[i]	1,668	1,835		
Return on funds employed (%)[i]	**20.5**	**17.0**		

Cash flow	2017	2018
PBITDA	471.7	434.6
Capital expenditure	(157.6)	(138.9)
Movement in working capital	47.1	(8.2)
Other	12.2	44.2
Operating cash flow	**373.4**	**331.7**

i. Refer page 10 footnote 6 for more information.

The Rigid Plastics business delivered PBIT of USD 312.0 million during the 2018 financial year. Cost performance across all business units was outstanding and earnings from recently acquired businesses were higher than last year. However, these benefits were offset by weaker volumes in the North America beverage segment and unfavourable product mix.

In the second half, the businesses exposed to the beverage segment in North America continued to experience weak volumes and unfavourable product mix with less opportunity to flex the cost base given the strong seasonality of customer demand. Earnings in the second half were also unfavourably impacted by lower volumes in the Specialty Containers business.

Restructuring initiatives

Utilisation remains high across the plant network despite coming off a period of weaker volumes, however the business has taken the opportunity to proactively identify initiatives to reduce structural costs and better position the business for higher earnings leverage going forward. A restructuring program will commence in the December 2018 half year and will include investments in manufacturing footprint optimisation and productivity improvements as well as overhead cost reductions.

Full run rate benefits are expected to reach approximately USD 15 million to USD 20 million by the end of the 2019/20 financial year which represents an outstanding return of around 40% on cash investment of approximately USD 45 million. The favourable impact on earnings in the 2018/19 financial year is expected to be approximately USD 5 million to 10 million.

Total after-tax costs are expected to be between USD 50 million and USD 60 million (pre-tax USD 60 million and USD 70 million). The majority of these costs will be incurred in the 2018/19 financial year, and will be excluded from underlying earnings.

North America Beverage

The North America Beverage business had a challenging year and earnings were lower than last year. Operating cost performance and capacity management throughout the year was exceptional and provided a partial offset to the unfavourable impact of lower volumes and unfavourable product mix. Earnings in the second half were particularly impacted as the strong seasonality in the business limits the opportunity to flex costs, as compared to the first half when volumes are seasonally lower.

Total organic volumes were 5% lower than the same period last year, with combined preform and cold fill container volumes 2% lower and hot fill container volumes 9% lower than the prior year. While the business maintained share with existing customers, lower volumes resulted from a softer overall market, adverse customer mix and customer inventory reductions, and this was partly offset by new business wins.

After a slow start to the 2018 summer season, volume performance modestly improved at the start of the 2019 financial year.

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North America Specialty Containers The Specialty Containers business produces containers from multiple plastic materials for a variety of end markets, including pharmaceutical, healthcare, food, spirits and wine, personal care and homecare. Over the last two years, Amcor’s Specialty Containers business has developed several capabilities in-house and also acquired specialised technologies which broaden the product offering for customers, expand the addressable market and provide further differentiation. These are important enablers for success and position the business to unlock further growth in key sub-segments over the long-term. The business delivered higher earnings in the 2018 financial year reflecting benefits from the recently acquired Sonoco business of approximately USD 10 million in the first half of the year. This was partly offset by lower volumes in the second half of the year reflecting the time required to commercialise new business wins compared to the timing of business losses. Latin America Earnings were in line with the same period last year. Economic conditions in the region remained mixed through the year, volumes were lower and product mix was unfavourable. This was offset by strong operating cost performance throughout the year. Overall volumes were 4.5% lower than last year, including the adverse impact of a decision to exit a low margin piece of business in the Andean region. Excluding this impact, volume growth was solid at 5% higher than last year, reflecting solid volume growth across Argentina and Mexico, partly offset by lower volumes in Colombia. Bericap The Bericap North America joint venture produces plastic closures for beverage, food and industrial containers. The business has plants in Canada and the United States, strong relationships with customers and a broad range of innovative products. Earnings were lower than last year, reflecting lower volumes in the North America beverage segment. The Bericap joint venture has commenced the setup of a new manufacturing facility in Cuautitlán, Mexico. This facility will manufacture closures for existing customers and contracts for incremental volumes have been secured to underpin the initial investment. This is an exciting opportunity to establish a presence in one of the largest beverage markets in the world and will better position the Bericap joint venture for continued growth. The new facility has commenced installation of production equipment with commercial operation to follow in the December 2018 half year. Outlook The Rigid Plastics segment is expected to deliver solid underlying PBIT growth in the 2018/19 financial year, compared with USD 312.0 million achieved in the 2017/18 year. This takes into account: • modest organic growth; •net benefit from prior period acquisitions of approximately USD 5 million to USD 10 million after deducting costs to achieve to be incurred in the first half of the 2018/19 financial year; and •approximately USD 5 million to USD 10 million of benefits from restructuring initiatives reflecting the 2018/19 financial year benefits of the restructuring initiatives detailed today. These benefits will be weighted towards the June 2019 half year. Earnings in the first half of the 2018/19 financial year are expected to be modestly higher than the prior year, subject to volume development across the business in the first half.

Investments / Other USD million Investments / Other includes corporate costs and equity-accounted earnings from the 48% interest in the Hong Kong publicly listed company AMVIG Holdings Limited (AMVIG). Corporate costs of USD 80.6 million were in line with expectations and guidance. Prior period costs included a one-off net benefit related to pension plans. For the 2018/19 financial year, corporate costs are expected to be between USD 85 million and USD 95 million, in constant currency terms. Investors Media Tracey Whitehead +61 (0)3 9226 9028 James Strong +61 (0)4 4888 1174 Head of Investor Relations Citadel-MAGNUS Amcor Limited About Amcor Amcor (ASX: AMC; www.amcor.com) is a global leader in developing and producing high-quality, responsible packaging for a variety of food, beverage, pharmaceutical, medical-device, home and personal care and other products. Amcor works with leading companies around the world to protect their products and the people who rely on them, differentiate brands, and improve supply chains, through a broad range of flexible packaging, rigid containers, specialty cartons, closures and services. The Group’s 35,000 people generate more than USD 9 billion in sales from operations that span some 200 locations in more than 40 countries.

Footnotes and appendix information

Footnotes applicable to this announcement

(1) Throughout this document, all references to 2018 are to statutory earnings and references to 2017 are to underlying earnings unless otherwise indicated. Underlying earnings for 2017 are defined and reconciled below.
(2) Certain non-IFRS financial information has been presented within this news release. This information is presented to assist in making appropriate comparisons with prior periods and to assess the operating performance of the business. Amcor uses these measures to assess the performance of the business and believes that the information is useful to investors. Non-IFRS information, including underlying earnings and average funds employed has not been audited but has been extracted from Amcor's audited financial statements. For a reconciliation of IFRS compliant statutory result for the period to underlying results see below.
(3) Free cash flow is operating cash flow less dividends and other equity distributions. Operating cash flow is after capital expenditure, proceeds from sale of property, plant and equipment and other items. Refer to notes (a) and (b) on page 11 for further information.
(4) Return on average funds employed are calculated as last 12 months PBIT over average funds employed for the previous 12 months.
(5) Calculated as net debt at period end divided by LTM PBITDA.
(6) During the period, a net after-tax adjustment of USD 21.8 million was made related to an unsupported debit balance in the accrual accounting for resin purchases related to several years prior to 1 July 2016. Financial year 2017 balances have been restated accordingly.

Reconciliation of statutory earnings to underlying earnings

	Statutory earnings		Adjustments		Underlying earnings	
(USD million)	2017	2018	2017	2018	2017	2018
Sales revenue	**9,101.0**	**9,319.1**	-	-	**9,101.0**	**9,319.1**
PBITDA	1,311.5	1,441.8	(135.5)	-	1,447.0	1,441.8
- Depreciation and amortisation	(358.8)	(356.3)	-	-	(358.8)	(356.3)
PBIT	952.7	1,085.5	(135.5)	-	1,088.2	1,085.5
- Net finance costs	(187.0)	(204.8)	-	-	(187.0)	(204.8)
Profit before tax	**765.7**	**880.7**	**(135.5)**	-	**901.2**	**880.7**
- Income tax expense	(151.7)	(145.3)	31.3	-	(183.0)	(145.3)
- Non-controlling interest	(17.0)	(11.4)	-	-	(17.0)	(11.4)
Profit after tax	**597.0**	**724.0**	**(104.2)**	-	**701.2**	**724.0**

Segmental reconciliation of statutory PBIT to underlying PBIT

	2017					2018				
Segment information (USD million)	Sales revenue	Statutory PBIT	Adjustment PBIT	Underlying PBIT	Underlying ROAFE%	Sales revenue	Statutory PBIT	Adjustments PBIT	Underlying PBIT	Underlying ROAFE%
Flexibles	6,226.5	669.2	(135.5)	804.7	24.4	6,534.6	835.1	-	835.1	24.1
Rigid Plastics	2,876.7	342.7	-	342.7	20.5	2,787.5	312.0	-	312.0	17.0
Investments / Other / Intersegment	(2.2)	(59.2)	-	(59.2)	-	(3.0)	(61.6)	-	(61.6)	-
TOTAL	**9,101.0**	**952.7**	**(135.5)**	**1,088.2**	**20.4**	**9,319.1**	**1,085.5**	-	**1,085.5**	**19.0**

Details of adjustments

	EUR million		USD million							
	Flexibles		Flexibles		Rigid Plastics		Investments / Other		Consolidated	
Income statement	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018
Flexibles segment restructuring	(124.4)	-	(135.5)	-	-	-	-	-	(135.5)	-
Total PBIT adjustments	**(124.4)**	-	**(135.5)**	-	-	-	-	-	**(135.5)**	-
Tax on adjustments	28.8	-	31.3	-	-	-	-	-	31.3	-
Total PAT adjustments	**(95.6)**	-	**(104.2)**	-	-	-	-	-	**(104.2)**	-

Acronyms used in this announcement

PAT	Profit after tax. Within Amcor's financial report, PAT equals profit for the financial period attributable to owners of Amcor Limited.
PBIT	Profit before interest and tax. Within Amcor's financial report, PBIT equals profit from operations.
PBITDA	Profit before interest, tax, depreciation and amortisation. PBITDA is derived by adding back depreciation and amortisation extracted from Amcor's financial report to PBIT.
ROAFE	Return on average funds employed, calculated as last 12 months PBIT over average funds employed for the previous 12 months.
EPS	Earnings per share.
IFRS	International Financial Reporting Standards.
LTM	Last twelve months.
FY	Financial year.
AGM	Annual general meeting.
M&A	Mergers & acquisitions.
NYSE	New York Stock Exchange.

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Further details of certain non-IFRS financial measures used within this announcement: (a) Operating cash flow is cash flow from operating activities calculated in accordance with IFRS and extracted from Amcor’s financial report, adjusted to take into account capital expenditure and other items. This measure is reconciled to cash flow from operating activities as follows: (b) Free cash flow is operating cash flow (refer note (a) above) less dividends paid during the period calculated in accordance with IFRS and extracted from Amcor’s financial report. (c) Movement in net debt is reconciled to the net increase in cash held calculated in accordance with IFRS and extracted from Amcor’s financial report as follows: (d) Underlying earnings is defined and reconciled to IFRS compliant statutory earnings on page 10. US Legal Considerations Cautionary Statement Regarding Forward-Looking Statements This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Amcor Limited (“Amcor”), its subsidiary Arctic Jersey Limited (“New Amcor”) and Bemis Company, Inc. (“Bemis”) have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements about the anticipated benefits of the contemplated transactions, including future financial and operating results and expected synergies and cost savings related to the contemplated transactions, the plans, objectives, expectations and intentions of Amcor, New Amcor or Bemis and the expected timing of the completion of the contemplated transactions. Such statements are based on the current expectations of the management of Amcor or Bemis, as applicable, are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. None of Amcor, New Amcor or Bemis, or any of their respective directors, executive officers or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur. Risks and uncertainties that could cause results to differ from expectations include, but are not limited to: uncertainties as to the timing of the contemplated transactions; uncertainties as to the approval of the transactions by Bemis’s and Amcor’s shareholders, as required in connection with the contemplated transactions; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary approval; the effects of disruption caused by the announcement of the contemplated transactions or the performance of the parties’ obligations under the transaction agreement making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that shareholder litigation in connection with the contemplated transactions may affect the timing or occurrence of the contemplated transactions or result in significant costs of defense, indemnification and liability; uncertainties as to the availability and terms of refinancing for the existing indebtedness of Amcor or Bemis in connection with the contemplated transactions; uncertainties as to whether and when New Amcor may be listed in the US S&P 500 index and the S&P / ASX 200 index; uncertainties as to whether, when and in what amounts future dividend payments may be made by Amcor, Bemis or New Amcor; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transactions; transaction costs; actual or contingent liabilities; disruptions to the financial or capital markets; other risks and uncertainties discussed in Amcor’s disclosures to the Australian Securities Exchange (“ASX”), including the “2017 Principal Risks” section of Amcor’s Annual Report 2017; and other risks and uncertainties discussed in Bemis’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” section of Bemis’s annual report on Form 10-K for the fiscal year ended December 31, 2017. You can obtain copies of Amcor’s disclosures to the ASX for free at ASX’s website (www.asx.com.au). You can obtain copies of Bemis’s filings with the SEC for free at the SEC’s website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and none of Amcor, New Amcor or Bemis undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement. Legal Disclosures No Offer or Solicitation This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Important Additional Information Will Be Filed with the SEC In connection with the contemplated transactions, New Amcor intends to file a registration statement on Form S-4 with the SEC that will include a joint proxy statement of Bemis and prospectus of New Amcor. The joint proxy statement/prospectus will also be sent or given to Bemis shareholders and will contain important information about the contemplated transactions. Shareholders are urged to read the joint proxy statement/prospectus and other relevant documents filed or to be filed with the SEC carefully when they become available because they will contain important information about Bemis, Amcor, New Amcor, the contemplated transactions and related matters. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Bemis, Amcor and New Amcor through the SEC’s website (www.sec.gov). Participants in the Solicitation Bemis, Amcor, New Amcor and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Bemis shareholders in connection with the contemplated transactions. Information about Bemis’s directors and executive officers is set forth in its proxy statement for its 2018 Annual Meeting of Shareholders and its annual report on Form 10-K for the fiscal year ended December 31, 2017, which may be obtained for free at the SEC’s website (www.sec.gov). Information about Amcor’s directors and executive officers is set forth in its Annual Report 2017, which may be obtained for free at ASX’s website (www.asx.com.au). Additional information regarding the interests of participants in the solicitation of proxies in connection with the contemplated transactions will be included in the joint proxy statement/prospectus that New Amcor intends to file with the SEC. Page | 11